Canada Goose Reports Results for
First Quarter Fiscal Year 2018
Fiscal 2018 First Quarter Highlights (in Canadian dollars):

•	Total revenue increased $12.5 million to $28.2 million driven by growth in direct-to-consumer channel and accelerated timing of wholesale shipments

•	Gross margin expanded to 46.9% from 29.7% in the prior year

•	Net loss was $12.1 million, or $0.11 loss per share, and adjusted net loss was $13.2 million, or $0.13 loss per share

•	Adjusted EBITDA was $(13.6) million, compared to $(7.5) million in the prior year reflecting planned higher SG&A costs in this seasonally small, investment quarter

TORONTO, ON (August 10, 2017) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its first quarter ended June 30, 2017. The Company's Management's Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended June 30, 2017 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company's web site at investor.canadagoose.com.

“Fiscal 2018 is off to a strong early start, as we see the power of the Canada Goose brand continue to resonate around the world. Our team continues to execute our growth strategies in both wholesale and direct-to-consumer channels and we remain confident in our ability to deliver this year,” said Dani Reiss, President & CEO. “Our direct-to-consumer operations continue to grow as we move into new markets with e-commerce sites and retail stores.  As of today, we have announced five retail stores opening in Fiscal 2018, including one operated by our distribution partner in Japan, and we have already launched four of the seven new e-commerce markets we planned for the year. We also continue to see strong consumer demand for our new lighter weight products designed for warmer climates and seasons. Financially, our first quarter is a seasonally small quarter and this year we experienced favourable timing on wholesale revenue that drove particularly strong results. Overall, we believe we are well positioned for our upcoming peak selling season and beyond.”

Fiscal 2018 First Quarter Results (in Canadian dollars, compared to the same period in Fiscal 2017):

•	Total revenue increased by $12.5 million to $28.2 million from $15.7 million in the first quarter of fiscal 2017.

◦
Wholesale revenue was $19.9 million as compared to $14.4 million in the first quarter of fiscal 2017. This increase was primarily driven by earlier timing of $5.1 million in shipments that were expected to be delivered later in the year.

◦
Direct-to-consumer revenue increased to $8.3 million from $1.3 million in the first quarter of fiscal 2017 driven by strong growth in our North American e-commerce sites, and incremental revenue from new retail stores in Toronto and New York City and new e-commerce sites in France and the United Kingdom, which were not operating in the same period last year.

•
Gross profit increased to $13.2 million from $4.7 million in the first quarter of fiscal 2017. As a percentage of total revenue, gross profit was 46.9% compared to 29.7% in the first quarter of fiscal 2017.

◦
Wholesale gross profit was $7.0 million, a gross margin of 35.1%, as compared to $3.9 million, a gross margin of 27.0%, in the first quarter of fiscal 2017. Consistent with the first quarter of fiscal 2017, sales to distributors comprise a higher proportion of this period's revenue and carry a lower margin than comparable units sold to retailers. In addition, an inventory provision of $1.0 million was included in the first quarter of fiscal 2017 that negatively impacted the gross margin.

◦	Direct-to-consumer gross profit increased to $6.3 million, a gross margin of 75.3% from $0.8 million, a gross margin of 60.2%, in the first quarter of fiscal 2017.

•
Selling, general and administrative expenses ("SG&A") were $25.8 million compared to $18.1 million in the first quarter of fiscal 2017, which followed seasonal revenue trends in this period and reflected a higher cost base associated with the Company's direct-to-consumer channel. SG&A grew more slowly than planned as timing of spending shifted between quarters. SG&A benefited in the first quarter of fiscal 2018 from an unrealized foreign exchange gain and was reduced in the same period in fiscal 2017 from foreign exchange gains, which are detailed in the "Reconciliation of Non-IFRS Measures".

•	Net loss for the first quarter was $12.1 million, or $0.11 per share, compared to a net loss of $14.0 million, or $0.14 per share, in the first quarter of 2017.

•
Adjusted EBITDA was $(13.6) million compared to $(7.5) million in the prior year. The decline in profitability was driven by SG&A investments that the Company made in this small revenue quarter in support of its growth objectives as well as elimination of a $4.4 million one-time benefit related to settlement of foreign currency forward contracts in the first quarter of fiscal 2017. Adjusted EBITDA benefited from stronger than anticipated growth in the direct-to-consumer channel and from favorable timing of wholesale shipments and lower SG&A spending that is expected to be incurred later in the year.

•
Adjusted net loss per share for the first quarter of fiscal 2018 was $0.13, based on 106.5 million shares outstanding compared to an adjusted net loss per share of $0.10, based on 100.0 million shares outstanding in the first quarter of fiscal 2017. Adjusted pro forma net loss per share for the first quarter of fiscal 2017, which includes the effect of the Initial Public Offering ("IPO") in the calculation of the weighted average number of shares outstanding as if the IPO had occurred at the beginning of fiscal 2017, was $0.09 per share.

Conference Call Information

A conference call to discuss first quarter fiscal 2018 results is scheduled for today, August 10, 2017, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and John Black, Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (833) 231-7242 or (647) 689-4086 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 57274664 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.

About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

Note Regarding Non-IFRS Financial Measures
This press release includes references to constant currency, adjusted net loss, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss per share, and adjusted pro forma net loss per share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Constant Currency Revenue. Because we are a global company, the comparability of our revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the respective period as measured by the Bank of Canada. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.
Cautionary Note Regarding Forward-Looking Statements

The foregoing financial information as at and for the three months ended June 30, 2017 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.

This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and filed with the Securities and Exchange Commission ("SEC"), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada "Canadian securities regulatory authorities"), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30, 2017	Three months ended June 30, 2016
Statement of Operations Data:
Revenue	28,205	15,695
Cost of sales	14,963	11,036
Gross profit	13,242	4,659
Gross margin	46.9%	29.7%
Selling, general and administrative expenses	25,832	18,093
SG&A expenses as % of revenue	91.6%	115.3%
Depreciation and amortization	2,168	1,446
Operating loss	(14,758)	(14,880)
Operating loss as % revenue	(52.3)%	(94.8)%
Net interest and other finance costs	3,092	3,095
Loss before income tax recovery	(17,850)	(17,975)
Income tax recovery	(5,761)	(3,939)
Effective tax rate	32.3%	21.9%
Net loss	(12,089)	(14,036)
Other comprehensive loss	42	8
Total comprehensive loss	(12,047)	(14,028)
Loss per share
Basic and diluted	$(0.11)	$(0.14)
Weighted average number of shares outstanding
Basic and diluted	106,500,498	100,000,000
Other data: (1)
EBITDA	(11,695)	(12,981)
Adjusted EBITDA	(13,566)	(7,482)
Adjusted EBITDA margin	(48.1)%	(47.7)%
Adjusted net loss	(13,230)	(9,534)
Adjusted net loss per share	$(0.13)	$(0.10)

(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss and adjusted net loss per share are non-IFRS measures. See — “Note regarding Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at June 30, 2017 and March 31, 2017
(in thousands of Canadian dollars)

	June 30	March 31
	2017	2017
Assets	$	$
Current assets
Cash	13,103	9,678
Trade receivables	8,543	8,710
Inventories	176,969	125,464
Income taxes receivable	5,557	4,215
Other current assets	12,452	15,156
Total current assets	216,624	163,223

Deferred income taxes	10,080	3,998
Property, plant and equipment	40,393	36,467
Intangible assets	131,721	131,912
Goodwill	45,269	45,269
Total assets	444,087	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	47,362	58,223
Provisions	4,733	6,046
Total current liabilities	52,095	64,269

Provisions	9,361	9,526
Deferred income taxes	11,198	10,888
Revolving facility	97,277	6,642
Term loan	136,560	139,447
Other long-term liabilities	3,167	3,929
Total liabilities	309,658	234,701

Shareholders' equity	134,429	146,168
Total liabilities and shareholders' equity	444,087	380,869

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three months ended June 30
(in thousands of Canadian dollars)

	2017	2016
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(12,089)	(14,036)
Items not affecting cash
Depreciation and amortization	3,063	1,899
Income tax recovery	(5,761)	(3,939)
Interest expense	3,012	2,098
Unrealized loss on forward contracts	203	344
Unrealized foreign exchange gain	(3,471)	—
Write off of deferred financing charges on refinancing	—	946
Share-based compensation	160	125
	(14,883)	(12,563)

Changes in non-cash operating items	(61,329)	(40,091)

Income taxes paid	(1,346)	(7,259)
Interest paid	(2,478)	(585)
Net cash used in operating activities	(80,036)	(60,498)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,573)	(4,057)
Investment in intangible assets	(1,266)	(1,366)
Business combination	(350)	(500)
Net cash used in investing activities	(7,189)	(5,923)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	90,502	120,750
Repayment of credit facility	—	(55,203)
Exercise of stock options	148	—
Net cash from financing activities	90,650	65,547
Increase (decrease) in cash	3,425	(874)
Cash, beginning of period	9,678	7,226
Cash, end of period	13,103	6,352

Reconciliation of Non-IFRS Measures
The tables below illustrate a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net loss for the periods presented:

CAD $000s (unaudited)	Three months ended June 30, 2017	Three months ended June 30, 2016
Net loss	(12,089)	(14,036)
Add (deduct) the impact of:
Income tax recovery	(5,761)	(3,939)
Net interest and other finance costs	3,092	3,095
Depreciation and amortization	3,063	1,899
EBITDA	(11,695)	(12,981)
Add (deduct) the impact of:
Bain Capital management fees (a)	—	149
Transaction costs (b)	1,328	824
Unrealized gain on derivatives (c)	—	4,422
Unrealized foreign exchange gain on Term loan (d)	(3,766)	—
International restructuring costs (e)	—	95
Share-based compensation (f)	80	125
Agent terminations and other (g)	—	(116)
Non-cash rent expense (h)	487	—
Adjusted EBITDA	(13,566)	(7,482)

CAD $000s (unaudited)	Three months ended June 30, 2017	Three months ended June 30, 2016
Net loss	(12,089)	(14,036)
Add (deduct) the impact of:
Bain Capital management fees (a)	—	149
Transaction costs (b)	1,328	824
Unrealized gain on derivatives (c)	—	4,422
Unrealized foreign exchange gain on term loan (d)	(3,766)	—
International restructuring costs (e)	—	95
Share-based compensation (f)	80	125
Agent terminations and other (g)	—	(116)
Non-cash rent expense (h)	487	—
Amortization on intangible assets acquired by Bain Capital (i)	544	544
Total adjustments	(1,327)	6,043
Tax effect of adjustments	186	(1,541)
Adjusted net loss	(13,230)	(9,534)

(a)
In connection with Bain's purchase of a 70% equity interest in our business on December 9, 2013 (the "Acquisition"), we entered into a management agreement with certain affiliates of Bain Capital for a term of five years ("Management Agreement"). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital will no longer receive management fees from the Company.

(b)
In connection with the IPO in March 2017 and Secondary Offering in June 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the first quarter of fiscal 2017 and fiscal 2018, respectively, and are not indicative of our ongoing costs.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.

(d)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense. Adjustments reflect management’s estimate that certain tranches of outstanding option awards will vest.

(g)
Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.

Pro forma loss per share and adjusted net loss per share (unaudited)
CAD$000s (except share data)
Three months ended June 30, 2016
Pro forma loss per share
Net loss	$(14,036)

Weighted average number of common shares	100,000,000
Pro forma for IPO as at April 1, 2016	6,308,154
Pro forma weighted average number of common shares outstanding over the year	106,308,154

Pro forma loss per share	$(0.13)

Pro forma adjusted net loss per share
Adjusted net loss	$(9,534)

Pro forma weighted average number of shares	106,308,154

Pro forma adjusted net loss per share	$(0.09)

ICR, Inc.
Investors:
Allison Malkin/Caitlin Morahan
(203) 682-8200
Allison.Malkin@ICRinc.com/Caitlin.Morahan@ICRinc.com
or
Media:
Jessica Liddell
203-682-8208
Jessica.Liddell@ICRinc.com